UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 ) (1)

                          IPC Information Systems, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------

                         (TITLE OF CLASS OF SECURITIES)

                                    44980K107
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

       Daniel Utevsky, Esq., Vice President, General Counsel and Secretary
                          IPC Information Systems, Inc.
                       Wall Street Plaza, 88 Pine Street,
                     New York, New York 10005 (212) 825-9060
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                 April 10, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (Continued On Following Pages)



--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 4 Pages)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  44980K107                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON..........................Peter J. Kleinknecht
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.........###-##-####
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                                / /
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
NUMBER                                      7.       SOLE VOTING POWER
OF                                                   0
SHARES
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                2,852,348
BY
EACH                                        9.       SOLE DISPOSITIVE POWER
REPORTING                                            0
PERSON
WITH:                                       10.      SHARED DISPOSITIVE POWER
                                                     2,852,348
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,852,348

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                           /X/

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.6%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------
                               (Page 2 of 4 Pages)

                                  SCHEDULE 13D

                    AMENDMENT NO. 3 FOR PETER J. KLEINKNECHT

         This Amendment No. 3 to Schedule 13D relating to the common stock, par value $.01 per share, of IPC Information Systems, Inc. (the "Company") ("Common Stock") is being filed by Peter J. Kleinknecht pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 to amend Schedule 13D originally filed October 13, 1994, as amended by Amendment No. 1 filed October 20, 1995 and Amendment No. 2 filed December 30, 1997. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth on Schedule 13D, as amended.

ITEM 4.           PURPOSE OF TRANSACTION

         Item 4 is hereby amended by adding the following language after the second paragraph:

         On April 10, 1998, the Company mailed a Proxy Statement/Prospectus to holders of Common Stock in connection with the solicitation of proxies by the Company's board of directors for use at an annual meeting of the Company's stockholders on April 30, 1998 (the "Annual Meeting"). Among the matters to be considered at the Annual Meeting are proposals to approve and adopt an Agreement and Plan of Merger, dated as of December 18, 1997, as amended and restated, by and between AAC and the Company and to approve certain amendments to, and the restatement of, the Company's certificate of incorporation. The Reporting Person, prior to the date of the Annual Meeting, intends to give 238,095 shares of Common Stock owned by him to a charitable trust (the "Trust") formed in accordance with Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Upon receipt of the 238,095 shares of Common Stock, the Trust will be subject to, and bound by, the terms of the Stockholders Agreement, and will agree to vote its shares of Common Stock, and to grant AAC an irrevocable proxy to vote such shares of Common Stock, in favor of the Merger and against certain actions which can reasonably be expected to impede or adversely affect the Merger. The Trust has indicated its intention to receive $21 per share in cash in return for the sale to the Company of the 238,095 shares. As indicated in the Proxy Statement/Prospectus, the Reporting Person and his family members have advised the Company of their intent to receive $21 per share in cash in return for their sale to the Company of 3,452,498 shares of Common Stock (which includes 600,150 shares owned by two of the Reporting Person's children, and the 238,095 shares to be gifted by the Reporting Person to the Trust) beneficially owned by the Reporting Person.

         At the present time, other than the actions described in the preceding paragraph, the Reporting Person has no specific plans or proposals that would relate to, or result in, any of the actions specified in clauses (a) through (j) of Item 4. However, the Reporting Person may consider any such plans or proposals in the future, if deemed appropriate. If the Merger is consummated, the membership of the board of directors, the certificate of incorporation, the bylaws and capitalization of the Company will change, and there is a possibility that the Common Stock would no longer be listed on Nasdaq or any other public securities market and that the Common Stock would be deregistered under the Securities Act, as amended.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended by deleting the second, third and fourth paragraphs and replacing them as follows:

         The Reporting Person is currently the beneficial owner of 2,852,348 shares of Common Stock, representing 26.6% of the shares of Common Stock (based on 10,740,445 shares of Common Stock outstanding on April 8, 1998). This includes (a) 2,240,999 shares owned directly by the Reporting Person,

                               (Page 3 of 4 Pages)

(b) 155,637 shares in the PJK Trust, (c) 155,637 shares in the MK Trust, and (d) 300,075 shares held as custodian for Gavin Kleinknecht, the Reporting Person's minor son.

         The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition with respect to 0 shares of Common Stock. The Reporting Person shares the power to vote or to direct the vote, or to dispose or to direct the disposition, of 2,852,348 shares of Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: April 23, 1998


                                       /s/ Peter J. Kleinknecht
                                       ------------------------
                                           Peter J. Kleinknecht


                               (Page 4 of 4 Pages)